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      As filed with the Securities and Exchange Commission on July 21, 2000


                     U.S. SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                               ------------------

                                 SCHEDULE TO-T/A
                             TENDER OFFER STATEMENT
                                      UNDER
                          SECTION 14(d)(1) OR 13(e)(1)
                     OF THE SECURITIES EXCHANGE ACT OF 1934

                               (AMENDMENT NO. 3)*

                                -----------------

                            CENTRAL NEWSPAPERS, INC.
                       (Name of Subject Company (Issuer))

                       PACIFIC AND SOUTHERN INDIANA CORP.
                                GANNETT CO., INC.
                      (Names of Filing Persons (Offerors))

                       CLASS A COMMON STOCK, NO PAR VALUE;
                       CLASS B COMMON STOCK, NO PAR VALUE
                         (Title of Class of Securities)

                                   154647101;
                                   154647200
                     (CUSIP NUMBERS OF CLASS OF SECURITIES)

                             THOMAS L. CHAPPLE, ESQ.
                               GANNETT CO., INC.
                              1100 WILSON BOULEVARD
                            ARLINGTON, VIRGINIA 22234
                                 (703) 284-6961
            (Name, Address and Telephone Number of Person Authorized
       to Receive Notices and Communications on Behalf Of Filing Persons)

                                ----------------
                                    Copy to:
                          RICHARD F. LANGAN, JR., ESQ.
                             JOHN C. PARTIGAN, ESQ.
                                NIXON PEABODY LLP
                             401 NINTH STREET, N.W.
                              WASHINGTON, DC 20004
                                 (202) 585-8000

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                            CALCULATION OF FILING FEE

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     TRANSACTION VALUATION                                                AMOUNT OF FILING FEE

        $2,649,136,448                                                        $529,827.29*
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

|X| Check the box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

                      Amount Previously Paid: $529,827.29                       Filing Party: Gannett Co., Inc.
                      Form or Registration No.: Schedule TO; File No. 5-40711   Date Filed:  July 3, 2000

[ ] Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.
Check the appropriate boxes to designate any transactions to which the statement relates:
[X] third-party tender offer subject to Rule 14d-1.
[ ] issuer tender offer subject to Rule 13e-4.
[ ] going-private transaction subject to Rule 13e-3.
[ ] amendment to Schedule 13D under Rule 13d-2.
Check the following box if the filing is a final amendment reporting the results of the tender offer: [ ]

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         This Amendment No. 3 (this "Amendment") amends and supplements the
Tender Offer Statement on Schedule TO filed by Pacific and Southern Indiana Corp., an Indiana corporation ("Purchaser"), and Gannett Co., Inc., a Delaware corporation ("Parent" or "Gannett"), as amended by Amendment No. 1 to the Schedule TO filed by Purchaser and Parent on July 14, 2000 and by Amendment No. 2 to the Schedule TO filed by Purchaser and Parent on July 17, 2000 (collectively, the "Schedule TO") relating to the offer to purchase for cash any and all outstanding shares of Class A Common Stock and Class B Common Stock (collectively, "Company Stock") of Central Newspapers, Inc., an Indiana corporation (the "Company") upon the terms and subject to the conditions set forth in the Offer to Purchase dated July 3, 2000 (the "Offer to Purchase") and in the related Letter of Transmittal filed as Exhibit (a)(2) thereto (which, together with the Offer to Purchase, as supplemented or amended from time to time, constitute the "Offer"). Capitalized terms used but not defined herein have the meanings assigned to such terms in the Schedule TO, including the Offer to Purchase.

         Items 1, 2, 3, 4 and 14 of the Schedule TO are hereby amended by including the following information in the Offer to Purchase, which is hereby expressly incorporated by reference herein.

ITEM 1.           SUMMARY TERM SHEET.

         The introductory paragraph to the Summary Term Sheet in the Offer to Purchase is amended by deleting the second sentence and replacing it with the following:

                           "Because this is a summary term sheet, it may not
                  contain all of the information that is important to you. You should read this entire Offer to Purchase and the accompanying Letter of Transmittal carefully."

         The first bullet point in the Summary Term Sheet in the Offer to Purchase under the caption "How Much Are You Offering To Pay and What is the Form of Payment?" is amended to read as follows:

                  " - We are offering to pay $64.00 per share for Class A Stock and $6.40 per share for Class B Stock, in each case, in cash and without interest. Tendering shareholders will not have to pay brokerage fees or commissions. See the "Introduction" and
                  Section 1."

         The last bullet point in the Summary Term Sheet in the Offer to Purchase under the caption "What are the Most Significant Conditions of the Offer?" is amended by adding the following to the end thereof:

                           "We will exercise reasonable discretion in
                  determining whether conditions to the offer have been satisfied or waived."

         The text under the caption "What is the Market Value of my Company Stock as of a Recent Date?" is amended to add the following to the end thereof:

                  " - The Class B Stock is not listed on any national or regional securities exchange or reported on a national quotation system. To our knowledge, there is no established trading market for the Class B Stock."



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ITEM 2.           SUBJECT COMPANY INFORMATION.

         The second sentence of the first paragraph under the caption "7. Certain Information Concerning the Company" in the Offer to Purchase is amended to read in its entirety as follows:

                  "Neither Purchaser nor Parent has verified the accuracy or completeness of such information."

         The fifth paragraph under the caption "7. Certain Information Concerning the Company" in the Offer to Purchase is amended to read in its entirety as follows:

                           "The projected financial information set forth below
                  necessarily reflects numerous assumptions with respect to general business and economic conditions and other matters, many of which are inherently uncertain or beyond Purchaser's, Parent's, the Company's or the Recipients' control, and does not take into account any changes in the Company's operations or capital structure which may result from the Offer and the Merger. Among other factors, the projected financial information assumes: revenue growth from continuing operations of 6.4%, an operating margin of 22.5%, expense growth from continuing operations of 6.4%, a tax rate of 39% and capital expenditures of $60 million in 2000. It was also assumed that economic activity in the Company's primary markets would continue to grow at present rates and that newsprint prices would increase by $50 per metric ton on October 1, 2000. It is not possible to predict whether the assumptions made in preparing the projected financial information will be valid, and actual results may prove to be materially higher or lower than those contained in the projections. The inclusion of this information should not be regarded as an indication that Parent, Purchaser, the Company or any person who received this information considered it a reliable predictor of future events, and this information should not be relied on as such."

         The sixth paragraph under the caption "7. Certain Information Concerning the Company" in the Offer to Purchase (immediately following the chart entitled "Central Newspapers 2000 Business Plan") is amended to read in its entirety as follows:

                           "Cautionary Statement Concerning Forward-Looking
                  Statements. Certain matters discussed herein, including without limitation, the Plan Projections, are forward-looking statements that involve risks and uncertainties. Such information has been included in this Offer to Purchase for the limited purpose of giving stockholders access to projections by the Company's management that were made available to the Recipients. Such information was prepared by the Company's management for internal use and not with a view to publication. The foregoing Plan Projections were based on assumptions concerning the Company's operations and business prospects in 2000, including the assumption that the Company would continue to operate under the same ownership structure as then existed. The Plan Projections were also based on other revenue, expense and operating assumptions. Certain of these assumptions are set forth in the immediately preceding paragraph. Information of this type is based on estimates and assumptions that are inherently subject to significant economic and competitive uncertainties and contingencies, all of which are difficult to predict and many of which are beyond the Company's control. Such uncertainties and contingencies include, but are not limited to, changes in the economic conditions in which the Company operates, greater than anticipated competition or price pressures, new product offerings, better or worse than




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                  expected customer growth resulting in the need to expand
                  operations and make capital investments, and the impact of investments required to enter new markets. Accordingly, there can be no assurance that the projected results would be realized or that actual results would not be significantly higher or lower than those set forth above. In addition, the Plan Projections were not prepared with a view to public disclosure or compliance with the published guidelines of the SEC or the guidelines established by the American Institute of Certified Public Accountants regarding projections and forecasts, and are included in this Offer to Purchase only because such information was made available to the Recipients by the Company. Neither the Recipients', Purchaser's, Parent's nor the Company's independent accountants have examined or applied any agreed upon procedures to this information and the Company has made no representations to the Recipients regarding such information. Neither the Recipients, Parent, Purchaser nor the Company intends to provide any updated information with respect to any forward-looking statements."

         "Item 6. Price Range of Class A Stock; Dividends" in the Offer to Purchase is amended by deleting the last paragraph and replacing it with the following:

                           "The Class B Stock is not listed on any national or
                  regional securities exchange or quoted on a national quotation system. To the knowledge of Parent and Purchaser, there is no established trading market for the Class B Stock."

                           STOCKHOLDERS ARE URGED TO OBTAIN A CURRENT MARKET
                  QUOTATION FOR CLASS A STOCK."

ITEM 3.           IDENTITY AND BACKGROUND OF FILING PERSON.

         The second sentence of the last paragraph under the subcaption "The Merger Agreement - Directors" under the caption "10. Background of the Offer; Contacts with the Company; the Merger Agreement" in the Offer to Purchase is amended to read as follows:

                           "Information with respect to compensation received by
                  the Parent Board Designees from Gannett is incorporated by reference from Gannett's proxy statement filed with the SEC on March 17, 2000."

ITEM 4.           TERMS OF THE TRANSACTION.

         The penultimate sentence of the second paragraph under the caption "1. Terms of the Offer; Expiration Date" is amended to read as follows:

                  "Upon the terms and subject to the conditions of the Offer, Purchaser will, and Parent will cause Purchaser to, accept for payment, purchase and pay for, all shares of Company Stock validly tendered by the Expiration Date and not withdrawn promptly after the later of the Expiration Date and the expiration or termination of the applicable waiting period under the HSR Act."

         The second paragraph under the caption "1. Terms of the Offer; Expiration Date" in the Offer to Purchase is amended to add the following to the end thereof:

                  "If any shares of tendered Company Stock are not accepted for payment for any reason pursuant to the terms and conditions of the Offer, or if Share Certificates (as defined



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                  below) are submitted evidencing more Company Stock than are tendered, Share Certificates evidencing unpurchased Company Stock will be returned, without expense to the tendering stockholder (or, in the case of Company Stock tendered by book-entry transfer into the Depositary's account at a Book-Entry Transfer Facility (as defined below) pursuant to the procedure set forth in Section 3, such Company Stock will be credited to an account maintained at such Book-Entry Transfer Facility), promptly following the expiration or termination of the Offer. See Section 2."

         The last sentence of the third paragraph under the caption "2. Acceptance for Payment and Payment for Company Stock" is amended to read as follows:

                  "Upon the terms and subject to the conditions of the Offer, payment for Company Stock accepted for payment pursuant to the Offer will be made promptly after the later of the Expiration Date and the expiration or termination of the applicable waiting period under the HSR Act by deposit of the purchase price therefor with the Depositary, which will act as agent for tendering stockholders for the purpose of receiving payments from Purchaser and transmitting such payments to tendering stockholders whose Company Stock has been accepted for payment."

         The first sentence of the second paragraph under the caption "4. Withdrawal Rights" in the Offer to Purchase is amended to read as follows:

                           "For a withdrawal to be effective, a written or
                  facsimile transmission notice of withdrawal must be received by the Depositary at one of its addresses set forth on the back cover page of this Offer to Purchase on or before the Expiration Date and, unless the tender of Company Stock has been accepted for payment as provided herein, at any time after July 31, 2000."

ITEM 14.  CERTAIN CONDITIONS OF THE OFFER.

         The last paragraph under the caption "14. Certain Conditions of the Offer" in the Offer to Purchase is amended to read in its entirety as follows:

                           "The foregoing conditions are for the sole benefit of
                  Parent and Purchaser and may be asserted by Parent and Purchaser, and, except for the Minimum Condition and otherwise subject to the terms of the Merger Agreement, may be waived by Parent and Purchaser, in whole or in part, at any time and from time to time, in the reasonable discretion of Parent and Purchaser. The determination as to whether any condition has been satisfied shall be deemed a continuing right which may be asserted at any time and from time to time by Parent and Purchaser in their reasonable discretion. Upon the terms and subject to the conditions of the Offer, Purchaser will, and Parent will cause Purchaser to, accept for payment, purchase and pay for, all shares of Company Stock validly tendered by the Expiration Date and not withdrawn promptly after the later of the Expiration Date and the expiration or termination of the applicable waiting period under the HSR Act. Should the Offer be terminated pursuant to the foregoing provisions, all tendered shares of Company Stock not theretofore accepted for payment pursuant thereto shall promptly be returned to the tendering shareholders. Any delays in payment for Company Stock accepted for payment in order to comply in whole or in part with applicable laws will be effected in compliance with Rule 14e-1(c) under the 1934 Act, which requires Purchaser to pay the consideration offered or return such Company Stock

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                  deposited by or on behalf of stockholders promptly after the termination or withdrawal of the Offer. See Sections 1 and 2."



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         After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

                                     PACIFIC AND SOUTHERN INDIANA CORP.

                                     By:   /s/ Thomas L. Chapple
                                        --------------------------------------
                                          Name:  Thomas L. Chapple
                                          Title: Vice President

                                     GANNETT CO., INC.

                                     By:     /s/ Thomas L. Chapple
                                        --------------------------------------
                                          Name:  Thomas L. Chapple
                                          Title: Senior Vice President

Dated:  July 21, 2000


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